Prospect Yield Corporation, LLC
10 East 40th Street, 42nd Floor
New York, New York 10016

March 11, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Prospect Yield Corporation, LLC (File No. 333-202650)

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Prospect Yield Corporation, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form N-2, Registration No. 333-202650 (together with all exhibits thereto, the “Registration Statement”), filed in connection with the proposed initial public offering of shares of Company common stock pursuant to rights to subscribe for such stock that were to be distributed to common stockholders of Prospect Capital Corporation. The Registration Statement was originally filed with the Commission on March 11, 2015.

The Company no longer anticipates conducting an initial public offering of its common stock through the offering described in the Registration Statement. The Company’s Registration Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

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If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Michael Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3406, or Kenneth Burdon, at (617) 573-4836.

Very Truly Yours,

PROSPECT YIELD CORPORATION, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Chief Operating Officer